

INDEPENDENT AUDITOR'S REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 N. Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To the Members and Managers
Deuce Drone LLC

We have audited the accompanying financial statements of Deuce Drone LLC, which comprise the balance sheet as of December 31, 2019, and the related statements of operations, members' equity, and cash flows for the period from inception (October 14, 2019) through December 31, 2019, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has no equity or capital resources, and has not commenced principal operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Deuce Drone LLC as of December 31, 2019, and the results of its operations and its cash flows for the period from inception (October 14, 2019) through December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

Fruci & Associates II, PLLC

Spokane, Washington
May 6, 2020

DEUCE DRONE LLC
Balance Sheet

	December 31, 2019
Assets	
Current assets	
Cash and cash equivalents	$ —
Total current assets	—
Total assets	$ —
Liabilities and Members' Equity	
Current liabilities	$ —
Total current liabilities	—
Commitments and Contingencies	—
Members' Equity	
Membership interest units	—
Retained earnings	—
Total members' equity	—
Total liabilities and members' equity	$ —

Accompanying notes are an integral part of these financial statements

DEUCE DRONE LLC
Statement of Operations

	For the Period October 14, 2019 (Inception) to December 31, 2019
Revenues	$ —
Cost and expenses:	
General and administrative	—
Total operating expenses	—
Operating income	—
Other income (expense)	—
Net income	$ —

Accompanying notes are an integral part of these financial statements

DEUCE DRONE LLC
Statement of Members' Equity
For the Period October 14, 2019 (Inception) to December 31, 2019

	Membership Interest Units	Membership Interest Amount	Retained Earnings	Total Members' Equity
Balance, October 14, 2019 (Inception)	—	$ —	$ —	$ —
Net income	—	—	—	—
Balance, December 31, 2019	—	$ —	$ —	$ —

Accompanying notes are an integral part of these financial statements

DEUCE DRONE LLC
Statement of Cash Flows

	For the Period October 14, 2019 (Inception) to December 31, 2019
Operating activities	
Net income	$ —
Adjustments to reconcile net loss to cash provided by operating activities:	—
Cash provided by operating activities	—
Investing activities	
Cash provided by investing activities	—
Financing activities	—
Cash provided by financing activities	—
Increase in cash and cash equivalents during the period	—
Cash and cash equivalents, beginning of the period	—
Cash and cash equivalents, end of the period	$ —
Cash paid for:	
Interest	$ —
Income taxes	$ —

Accompanying notes are an integral part of these financial statements

DEUCE DRONE LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD OCTOBER 14, 2019 (INCEPTION) TO DECEMBER 31, 2019

1. Description of Business and Summary of Accounting Principles

Description of the Organization

Deuce Drone LLC ("Deuce Drone," "we," "our," or the "Company"), was formed as a limited liability company in the state of Delaware on October 14, 2019. The Company plans to solve the last mile delivery problem for brick and mortar retailers by designing, building and operating drone delivery systems that transform retail stores into customer fulfillment centers.

Deuce Drone's mission is to provide s cost-effective, technology-driven solution for same-day delivery to allows retailers to compete with major e-commerce players.

The financial statements are presented in United States dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America. The Company's fiscal year end is December 31. The Company's website is deucedrone.com

Income Taxes

The Company is a limited liability company and is taxed as a partnership. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the financial statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company may in the future become subject to federal, state and local income taxation though it has not been since inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." Topic 606 established that the Company recognize revenue using the following five-step model:

• Identification of the contract, or contracts, with a customer;
• Identification of the performance obligations in the contract;
• Determination of the transaction price;
• Allocation of the transaction price to the performance obligations in the contract; and
• Recognition of revenue when or as, the Company satisfies a performance obligation.

The Company has not yet generated revenue and continues to refine its revenues recognition policies as its operations and business model become more clear.

Equity-Based Compensation

The Company accounts for employee equity-based compensation in accordance with the guidance of FASB ASC Topic 718, Compensation – Stock Compensation which requires all share-based payments to employees, including the vesting of restricted equity grants to employees, to be recognized in the financial statements based on their fair values. The fair value of the equity instrument is charged directly to compensation expense and credited to members' equity during the period during which services are rendered.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company does not have any cash equivalents at December 31, 2019.

Equipment

Equipment expenditures are recorded at cost. Costs which extend the useful lives or increase the productivity of the assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of the asset are expensed as incurred. Equipment is depreciated on the straight-line method over the estimated useful lives of the assets. Equipment will be depreciated over a five-year useful life. Any construction in progress is stated at cost and depreciation will commence once the project is constructed and placed in service. The Company has no equipment at December 31, 2019.

Asset Impairment

Long-lived assets, such as computer equipment and software development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company has not recorded any asset impairments.

Software Development Costs

In accordance with ASC 985-20-25, *Costs of Software to Be Sold, Leased, or Marketed*, software development costs are expensed as incurred until technological feasibility and marketability has been established. Once the point of technological feasibility and marketability is reached, direct production costs (including labor directly associated with the development projects), indirect costs (including allocated fringe benefits, payroll taxes, facilities costs, and management supervision), and other direct costs (including costs of outside consultants, purchased software to be included in the software product being developed, material and supplies, and other direct costs) are capitalized until the product is available for general release to customers. As of December 31, 2019, the Company has no software development costs.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02 – "Leases (Topic 842)." Under ASU 2016-02, entities will be required to recognize lease asset and lease liabilities by lessees for those leases classified as operating leases. Among other changes in accounting for leases, a lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. When measuring assets and liabilities arising from a lease, a lessee (and a lessor) should include payments to be made in optional periods only if the lessee is reasonably certain to exercise an option to extend the lease or not to exercise an option to terminate the lease. Similarly, optional payments to purchase the underlying asset should be included in the measurement of lease assets and lease liabilities only if the lessee is reasonably certain to exercise that purchase option. The amendments in ASU 2016-02 will become effective for nonpublic companies for fiscal years beginning after December 15, 2021, including interim periods with those fiscal years, for public business entities. We are currently evaluating the effect of the adoption of ASU 2016-02 will have on our results of operations, financial position or cash flows.

In June 2018, the FASB issued ASU 2018-07, Improvement to Nonemployee Share-based Payment Accoutning, which simplifies the accoutning for share-based payments. The company elected early adoption of this ASU, using the modified retrospective approach, so that all stock compensation to employees and nonemployees is treated under the same guidance as in ASC 718. No outstanding stock option grants were required to be revalued upon the adoption of this ASU.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

2. **Going Concern Matters and Realization of Assets**

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. However, the Company has not commenced operations as of December 31, 2019, and has no members' equity at that date. In addition, without significant capital resources, the Company will not be able to meet its obligations as they become due and sustain its operations. The Company believes that its existing cash resources are not sufficient to fund its anticipated operating losses, capital expenditures, lease payments and working capital requirements.

The Company may not be able to raise sufficient additional debt, equity or other cash on acceptable terms, if at all. Failure to generate sufficient revenues, achieve certain other business plan objectives or raise additional funds could have a material adverse effect on the Company's results of operations, cash flows and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue or shut down its operations.

In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company which, in turn, is dependent upon the

Company's ability to meet its financing requirements on a continuing basis, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in its existence. Management's plans include:

1. Seek to continue to raise equity for working capital purposes. With sufficient additional cash available to the Company, it can make the additional development expenditures necessary to develop a commercially viable product and generate revenues.

2. Continue to develop its technology and intellectual property and look for industry partners to use or sell its product.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

3. <u>Fair Value Measurements</u>

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of financial instruments on a recurring basis.

Fair Value Hierarchy

The Fair Value Measurements Topic of FASB's ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

The carrying amounts reported in the balance sheet approximate their fair value.

4. Commitments and Contingencies

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of December 31, 2019, the Company has not accrued or incurred any amounts for litigation matters.

Leases

The Company has no leases. The Chief Executive Offices donates temporary office space as needed. On March 11, 2020, the Company agreed to be responsible for the payment of rent, departures fees and other fees for an apartment in Mobile, Alabama that is used by Company employees. The minimum monthly payments under this agreement amount to $2,900 and the Company agreed to a three-month minimum. After the initial three-month period, the lease continues on a month-to-month basis.

On March 6, 2020, the Company signed a one-year lease agreement for a test lab in which it pays rent of $100 per month to Burton Property Group, a related party.

5. Members' Equity

At December 31, 2019, the Company had a single class of membership interest units ("Units") authorized, and no Units issued. Subsequent to December 31, 2019, 9,150,000 Units were granted to its founding members, 3,090,000 Units were designated for consultants to provide services, 500,000 Units were designated for an employee option pool and 305,714 Units were designated for sale on an equity-based crowdfunding website.

6. Subsequent Events

Subsequent to December 31, 2019, a novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe and the United States, and has been declared to be a pandemic by the World Health Organization. As of April 22, 2020, our operations have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extent, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2020. Our operations have adapted remote workspaces, including ongoing and planned programming and product enhancements. Our software development and next expected milestones of our product may be impacted, and we may experience delays in anticipated timelines and milestones.

On January 2, 2020, the Company signed a consulting agreement for business and marketing services for 2,350,000 Units that vest based upon performance of specific services. All Units were fully earned as of April 30, 2020. The Units are valued at $0.35 per Unit.

On February 4, 2020, the Company signed a consulting agreement for engineering services for an hourly cash rate plus 380,000 Units that vest over a 48-month period in 48 equal installments. The Units are valued at $0.35 per Unit.

On March 3, 2020, the Company signed a consulting agreement for engineering services for an hourly cash rate plus 120,000 Units that vest over a 48-month period in 48 equal installments. The Units are valued at $0.35 per Unit.

On March 5, 2020, the Company signed a consulting agreement for general corporate services for an hourly cash rate plus 120,000 Units that vest over a 48-month period in 48 equal installments. The Units are valued at $0.35 per Unit.

On March 6, 2020, the Company signed a one-year lease agreement for a test lab in which it pays rent of $100 per month to Burton Property Group, a related party.

On March 13, 2020, the Company signed an apartment lease agreement at a base rental cost of $2,900 per month. The lease runs to June 30, 2020 and then can be renewed on a month-to-month basis.

Effective May 5, 2020, the Company completed the sale of 305,714 Units, at a price of $0.35 per Unit, for gross proceeds of $107,000, under the exemption provided by Section 4(a)(6) of the Securities Act of 1933.

The Company evaluated subsequent events through May 6, 2020, the date these financial statements were available to be issued. There were no other material subsequent events that required recognition or additional disclosure in these financial statements